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C. 20549

SEC Mail Processing



ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FEB 2 8 2012

Washington, DC
110

SEC FILE NUMBER
8- 53711

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/11___ AND ENDING___12/31/11___

                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Griffin Financial Group, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

607 Washington Street

(No. and Street)

Reading	Pennsylvaina	19603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John M Durofchalk   610-478-2134

                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tomasi & Company, LLP

               (Name – *if individual. state last. first. middle name*)

1350 Broadcasting Road, Suite 203, Wyomissing	PA	19610
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __John M Durofchalk__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Griffin Financial Group, LLC__ , as of __December 31__ , 20__11__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

F\ncp / CFO

Title

__Daren B. DeAntonio__
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



GRIFFIN FINANCIAL GROUP LLC

607 Washington Street
P.O. Box 1497
Reading, PA 19603

PHONE   (610) 478-2134
EMAIL   jmd@go2griffin.com
FAX   (610) 371-8519

February 27, 2012

SEC Mail Processing
Section

Securities and Exchange Commission
Mail Stop 8031
100 F. Street NE
Washington, DC 20549

FEB 2 8 2012

Washington, DC
110

Re: Audited Annual Report of Financial Condition – Griffin Financial Group, LLC

To Whom It May Concern:

      Included with this letter are two (2) copies of the Annual Audited Report of Financial Condition for Griffin Financial Group, LLC (CRD # 119004). One (1) copy of this report also is being provided today to each of the Philadelphia District Office and the Principal Office of FINRA.

      Should you have any questions, please do not hesitate to contact me

Very truly yours,

John M. Durofchalk
FINOP

pc: FINRA/Financial Operations, Rockville, MD (w/encls. as stated)
       Philadelphia District Office, Philadelphia, PA (w/encls. as stated)

GRIFFIN FINANCIAL GROUP, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2011 AND 2010



Tomasi &
Company LLP
Certified Public Accountants & Consultants

GRIFFIN FINANCIAL GROUP, LLC

TABLE OF CONTENTS

PAGE NO.

FORM X-17A-5 PART III

FINANCIAL STATEMENTS

SUPPLEMENTARY INFORMATION

INTERNAL CONTROL

GRIFFIN FINANCIAL GROUP, LLC



Tomasi & Company LLP

Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Member
Griffin Financial Group, LLC
Reading, Pennsylvania

We have audited the accompanying statements of financial condition of Griffin Financial Group, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of income, changes in member's equity, and cash flows for the years then ended that are filed pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Financial Group, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I required by rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

Tomasi & Company LLP

February 23, 2012

GRIFFIN FINANCIAL GROUP, LLC

STATEMENTS OF FINANCIAL CONDITION

ASSETS

| | December | |
	2011	2010
Cash	$ 844,298	$ 1,158,115
Receivable from clients, less allowance		
for doubtful accounts of $502,000 and $511,000	2,123,430	51,000
Receivable from affiliate	54	14,490
Prepaid expenses	234,928	220,819
Equipment, at cost, less accumulated depreciation		
of $33,239 and $22,936	23,606	17,907
Other assets	22,600	22,600
TOTAL ASSETS	$ 3,248,916	$ 1,484,931

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable	$ 80,114	$ 12,766
Payable to related party	378,728	395,788
TOTAL LIABILITIES	458,842	408,554
MEMBER'S EQUITY	2,790,074	1,076,377
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 3,248,916	$ 1,484,931

The Accompanying Notes Are An Integral Part of These Financial Statements

GRIFFIN FINANCIAL GROUP, LLC

STATEMENTS OF INCOME

	December	
	2011	**2010**
REVENUES		
Commissions and fees	$ 8,768,143	$ 6,376,308
Client expense reimbursements	85,723	70,165
Interest Income	5,178	7,068
Gain on disposal of fixed asset	-	271
TOTAL REVENUES	8,859,044	6,453,812
EXPENSES		
Employee and subcontracting compensation and related expenses	4,754,997	3,990,584
Insurance	495,622	361,542
Client development - meals,mileage/other	332,904	286,736
Professional dues and fees	289,104	290,172
Administrative fees	285,000	285,000
Professional services	197,839	278,758
Client charges - meals, mileage/other	142,311	110,888
Promotional and marketing	126,556	187,368
Occupancy and storage	110,874	110,903
Telephone	37,527	30,393
Office charge - meals, mileage/other	34,074	37,244
Seminars and continuing education	31,639	21,059
Computer expenses	29,419	27,827
Capital stock tax	26,322	20,654
Taxes - other	11,151	25,883
Depreciation	10,303	7,066
Office supplies and expense	8,795	8,634
Postage and delivery	7,551	6,226
Bank fees	3,661	2,882
Miscellaneous	3,323	1,913
Bad debt expense	1,000	520,500
Charitable contributions	1,000	-
Loss on impairment of non-marketable securities	-	213,000
TOTAL EXPENSES	6,940,972	6,825,232
NET INCOME (LOSS)	$ 1,918,072	$ (371,420)

The Accompanying Notes Are An Integral Part of These Financial Statements

GRIFFIN FINANCIAL GROUP, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY

	December	
	2011	2010
BALANCE - Beginning of Year	$ 1,076,377	$ 1,562,797
Net income (loss)	1,918,072	(371,420)
Member contribution	795,625	-
Member distribution	(1,000,000)	(115,000)
BALANCE - End of Year	$ 2,790,074	$ 1,076,377

GRIFFIN FINANCIAL GROUP, LLC

STATEMENTS OF CASH FLOWS

	December	
	2011	**2010**
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (loss)	$ 1,918,072	$ (371,420)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	10,303	7,066
Provision for bad debt	1,000	520,500
Loss from impairment of non-marketable securities	-	213,000
Gain on disposal of fixed assets	-	(271)
(Increase)decrease in operating assets:		
Receivable from clients	(2,073,430)	(409,000)
Receivable from affiliate	14,435	(14,490)
Prepaid expenses	(14,109)	38,223
Increase(decrease) in operating liabilities:		
Accounts payable	67,348	12,766
Accrued PA capital stock tax	-	(90,112)
Payable to related party	(17,060)	20,856
Net Cash Used In Operating Activities	(93,441)	(72,882)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of equipment	(16,001)	(12,677)
Security deposit	-	(21,000)
Proceeds from disposal of fixed asset	-	500
Net Cash Used In Investing Activities	(16,001)	(33,177)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to member	(1,000,000)	(115,000)
Contribution from member	795,625	-
Net Cash Used In Financing Activities	(204,375)	(115,000)
NET DECREASE IN CASH	(313,817)	(221,059)
CASH - Beginning of Year	1,158,115	1,379,174
CASH - End of Year	$ 844,298	$ 1,158,115

The Accompanying Notes Are An Integral Part of These Financial Statements

5

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Griffin Financial Group, LLC is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Griffin Financial Group, LLC is formed as a single member Pennsylvania Limited Liability Company. Since the Company is a limited liability company, no member, manager, agent or employee of the Company shall be personally liable for the debts, obligations, or other liabilities of the Company, whether arising in contract, tort or otherwise, or for the acts or omissions of any other member, director, manager, agent or employee of the Company, unless the individual has signed a specific personal guarantee. The duration of the Company is perpetual. The Company provides merger and acquisition related advisory services in an open market and is subject to SEC rule 17a-5 but operates pursuant to the (k)(2)(i) exemptive provisions of SEC rule 15c3-3 and does not hold clients' funds or securities. The Company is registered according to the minimum $100,000 net capital provisions of SEC rule 15c3-1 (see Note 6). Effective in 2010 Griffin Financial Group, LLC is authorized to do "firm commitment" underwriting which is an agreement to buy an entire issue of a security from an issuing corporation at a specified price and then distributing the new issue of securities. A clearing company will be used to hold these funds and Griffin Financial Group, LLC will not hold client money.

Date of Management's Review

Subsequent events were evaluated through February 23, 2012, which is the date the financial statements were available to be issued.

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the recorded amounts of assets, liabilities, revenues, and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents

All cash in bank accounts are considered cash and cash equivalents. The Company maintains its cash balances in three financial institutions. Considerable balances are held at one institution located in Reading, Pennsylvania. The interest bearing accounts are insured by the Federal Deposit Insurance Corporation up to $250,000 while unlimited coverage is available to noninterest bearing deposit accounts. At times throughout the year and at year end, the cash balance in the interest bearing account exceeds the insured limit.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Company does not recognize revenue until a transaction is complete unless there is a stipulated non-refundable retainer or a periodic billing for accumulated client advances or for time spent as part of the arrangement letter with a client. Typically, there are no accounts receivable because Griffin Financial Group, LLC is paid its success fee or commission close to or immediately at closing or upon a qualifying event. Accounts receivable occur if a success fee is earned and invoiced but not immediately paid or if a service fee is negotiated on a payment schedule that is billed prior to a transaction closing and not yet collected. A receivable can also result from billing clients for directly related expenses and fees charged and not collected while working to close transactions.

Concentration of Credit Risk

The Company's involvement with mergers and acquisitions is nationwide but primarily in the northeastern section of the United States. Therefore, the national economy as well as the economy within this region could have an influence on the volume of fees generated by Griffin Financial Group, LLC. In the event the markets are slow, the company is dependent on its member, Griffin Holdings Group, LLC, to contribute sufficient capital to satisfy operating costs and required levels of net capital.

Accounts Receivable

Management uses the specific identification method of reporting allowances for bad debts and has reviewed all outstanding accounts for collectability. They have determined as of December 31, 2011 that one account totaling $10,000 will not be collectable and has written off $9,000 of this against a previous period allowance account and $1,000 as a direct bad debt. Total bad debt charged to operations in 2011 was $1,000. As of December 31, 2010 there were two accounts representing a total of $511,000 considered potentially uncollectable and a bad debt allowance for these accounts was established. Total bad debt charged to operations in 2010 was $520,500 because $9,500 was directly written off as uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

Depreciation is calculated using an accelerated method over the estimated useful lives of the respective assets. Depreciation expense charged to operations was $10,303 in 2011 and $7,066 in 2010.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and Marketing

Advertising and marketing costs are expensed as incurred. Advertising and marketing expense was $126,556 and $187,368 for 2011 and 2010, respectively.

Accrued Interest and Penalties Related to Unrecognized Tax Benefits

The Company reports accrued interest and penalties related to unrecognized tax benefits as interest expense and penalties expense, respectively. There were no interest or penalties related to unrecognized tax benefits for the years ended December 31, 2011 and 2010.

The Company is no longer subject to examination by the Internal Revenue Service and the Pennsylvania Department of Revenue for years prior to 2008.

Profit Sharing Plan

The Company through its related parties Griffin Holdings Group, LLC and Stevens & Lee, P.C., (see Note 2) has a discretionary profit sharing plan for substantially all of the employees in addition to an elective pre-tax 401(k) provision. Contributions to the profit sharing plan charged to expense were $378,728 and $332,063 in 2011 and 2010.

NOTE 2   MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS

Griffin Holdings Group, LLC (GHG) is owned by Stevens & Lee, P.C., a Pennsylvania Professional Corporation. Griffin Holdings Group, LLC is a 100% owner of Griffin Financial Group, LLC (GFG). Griffin Holdings Group, LLC entered into a management agreement with GFG to provide various services to GFG. Such services include, but are not limited to, personnel, administrative, and all other services as may be required by GFG to conduct its business. The agreement renews automatically on one-year renewal terms unless either party terminates the agreement as of any December 31st by giving the other party at least thirty days notice. Griffin Holdings Group, LLC will provide personnel and administrative services on a fee reimbursement basis. Stevens and Lee, P.C. also provides other support services and is compensated accordingly.

Employees performing services on behalf of GFG shall remain at all times employees of GHG. Griffin Holdings Group, or its affiliate, remains responsible for the withholding and payment of all required federal, state, and local taxes with respect to their employees including benefits. Griffin Financial Group, LLC will reimburse GHG for payroll and all related costs. Other administrative costs are invoiced by GHG, Stevens & Lee, P.C., or Stevens & Lee Realty based on a proportional share of space, utilities, and other services provided.

NOTE 2 MANAGEMENT AGREEMENT AND RELATED PARTY TRANSACTIONS (CONTINUED)

The amount of employee and subcontracting compensation and related expenses provided by GHG and charged to operations was $4,578,815 in 2011 and $3,902,635 in 2010. In 2011, $3,404,462 was paid to GHG, $378,728 is classified as a related party payable, and $795,625 was a capital contribution from GHG. In 2010, $3,506,847 was paid toward the expense to GHG; $395,788 was reflected as a payable. Griffin Financial Group, LLC paid Stevens & Lee Realty $90,000 for occupancy for each of the years ended December 2011 and 2010.

The Company also paid an agent who is a related party for errors and omissions insurance during 2011 and 2010. The total premiums including commissions were $287,385 and $236,385, respectively. Griffin Financial Group, LLC received a refund in 2010 for premiums paid in 2009 totaling $46,719 as a result of changing carriers. In addition Stevens & Lee, P.C. was paid $285,000 for administrative and support fees in 2011 and 2010. In 2011 and 2010 Stevens & Lee paid Griffin Financial Group, LLC $25,262 and $847,499 respectively for time spent related to various services performed. In addition to the amounts mentioned above the Company has made various payments to related parties for other employee benefits and other operating costs on a reimbursement basis for both 2011 and 2010. The amounts of these reimbursements not including health insurance (see Note 8) were $75,902 and $65,876, respectively.

NOTE 3 SECURITIES OWNED

Griffin Financial Group, LLC owns less than one-percent of the shares of a company's non-marketable equity securities. As of December 31, 2010 the securities were deemed by management to have no value and were written down to zero. This write down is considered to be other than temporary and is charged to operations as a loss on impairment of non-marketable securities.

NOTE 4 FAIR VALUE MEASUREMENT

Generally accepted accounting principles establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of fair value hierarchy are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the organization has the ability to access.

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

NOTE 4   FAIR VALUE MEASUREMENT (CONTINUED)

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2011 and 2010.

Securities owned--not readily marketable: Valued using techniques involving income and earnings-before-interest-taxes-depreciation-amortization (EBITDA) multiples and approaches that are consistent with the market and as specified by generally accepted accounting principles.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

At December 31, 2011 and 2010, the fair value of the securities owned not readily marketable was -0- as the entire balance was determined to be impaired. These are classified as level 3 by management.

The table below sets forth a summary of changes in the fair value of the Plan's level 3 assets for the years ended December 31, 2011 and 2010:

	Securities owned not readily marketable	
	2011	2010
Balance, beginning of year	$ -0-	$ 213,000
Realized losses	-0-	(213,000)
Unrealized gains (losses)	-0-	-0-
Purchases, sales, issuances and settlement (net)	-0-	-0-
Balance, end of year	$ -0-	$ -0-

NOTE 5 INCOME TAXES

The Company and its member has elected under the Internal Revenue Code to be a non-taxpaying entity for federal and state income tax purposes. In lieu of a company level tax, the member is taxed on its proportionate share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

NOTE 6 NET CAPITAL REQUIREMENTS

Griffin Financial Group, LLC is subjected to the Securities and Exchange Commission net capital rule (SEC rule 15c3-1), which requires the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The minimum net capital is $100,000. At December 31, 2011 and 2010, the Company had net capital of $385,306 and $749,561, which was $285,306 and $649,561 in excess of its required net capital of $100,000 in 2011 and 2010, respectively. The Company's aggregate indebtedness as of December 31, 2011 and 2010 was $458,842 and $408,554, respectively, and the Company has met the ratio requirement referred to above.

NOTE 7 OCCUPANCY

The Company has an informal arrangement with Stevens & Lee Realty, a related party for office space and common area maintenance charges. In 2011 and 2010, approximately 6,000 square feet of office space was being utilized with an average comparable price of $15.00 per square foot. The arrangement is calculated on a monthly basis at $7,500, and is subject to cancellation or variation in terms depending on the circumstances.

In addition, the Company leases office space in New Jersey and Virginia both having one year terms. The Virginia lease expired January 31, 2012 and was not renewed.

Rent expense for occupancy charged to operations for 2011 and 2010 was $109,704.

NOTE 8 SELF-INSURANCE

Effective January 1, 2011 the Company began a medical self-insurance program through a third party administrator for health care costs. The Company's premiums are paid to a related party on a reimbursement basis. The premiums include a self insurance piece plus a portion of stop-loss in the event claims exceed self insured limits. These premiums are adjusted annually either up or down depending on the claims experience. Griffin has experienced a 28% increase in monthly premiums for 2012. Total costs for the Company's health care self-insurance program for the initial 2011 year paid to related party was $158,609. The 2010 health insurance premiums were not self-insured and were paid as a reimbursement to related party. The amount charged to expense was $124,133.

Supplementary Information

GRIFFIN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION

SCHEDULE I

	December	
	2011	2010
TOTAL ASSETS	$ 3,248,916	$ 1,484,931
TOTAL LIABILITIES	(458,842)	(408,554)
NET WORTH	2,790,074	1,076,377
SUBORDINATED LOANS	-	-
ADJUSTED NET WORTH	2,790,074	1,076,377
LESS NET NON-ALLOWABLE ASSETS	(2,404,768)	(326,816)
CURRENT CAPITAL	385,306	749,561
LESS HAIRCUT	-	-
NET CAPITAL	385,306	749,561
REQUIRED NET CAPITAL	100,000	100,000
EXCESS NET CAPITAL	$ 285,306	$ 649,561
AGGREGATE INDEBTEDNESS	$ 458,842	$ 408,554
AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.19	0.55

The Accompanying Notes Are An Integral Part of These Financial Statements

GRIFFIN FINANCIAL GROUP, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION - (SCHEDULE I CONTINUED)

	December	
	2011	2010
RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5)		
Net Capital, as reported in Company's Part II FOCUS report (unaudited)	$ 428,394	$ 762,327
Audit adjustments to reflect:		
Record additional depreciation and adjust	(1,792)	-
Properly record bad debt - not expensed	(1,000)	(511,000)
Properly record bad debt - taken against fees	1,000	-
Properly restate receivable written off	9,000	-
Reclassify amounts as a deposit vs. expense	-	21,000
Reclassify overpaid expense as a receivable	-	14,490
Record additional income as receivable not booked	2,049,800	15,000
Recognize other than tempoary loss on investment	-	(213,000)
Record unrecorded liabilities	(43,034)	(12,766)
Reclassify to receivable previously netted with a payable	54	-
Reclassify from payable previously netted with a payable	(54)	-
Change in non-allowable assets		
Allowance for bad net to receivable	(9,000)	511,000
Accounts receivable - clients	(2,049,800)	(15,000)
Accounts receivable - affiliate	-	(14,490)
Deposits	-	(21,000)
Depreciation adjustment	1,792	-
Reclassified receivable previously netted with payable	(54)	-
Change in haircuts on securities		
Loss from impairment of non-marketable securities	-	213,000
Net capital as reported on previous page	$ 385,306	$ 749,561

The Accompanying Notes Are An Integral Part of These Financial Statements

INTERNAL CONTROL



Tomasi & Company LLP

Certified Public Accountants & Consultants

REPORT ON INTERNAL CONTROL

To the Member
Griffin Financial Group, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Griffin Financial Group, LLC (the Company), as of and for the years ended December 31, 2011 and 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1350 Broadcasting Road ■ Suite 203 ■ Wyomissing, PA 19610
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Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011 and 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lyman & Company LLP

February 23, 2012